ArcelorMittal South Africa Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1989/002164/06)
Share code: ACL
ISIN: ZAE000134961
(“ArcelorMittal South Africa” or “the Company")

ANNOUNCEMENT

Shareholders are advised that on Saturday 9 February 2013 a fire occurred at the Vanderbijlpark plant which caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident.

Once detailed assessments of the damage and required repairs have been carried out, the potential loss of sales and estimate of the time to repair will be determined.

Assistance from other ArcelorMittal Group plants is being sought to establish alternative sources of supply in order to mitigate the negative impact on our customers. Moreover, support from key suppliers is being enlisted to ensure speedy repair of the damaged facilities. Our insurers have also been notified and we will be working with them to assess the potential losses.

A letter declaring force majeure will be issued to customers within the next 24 hours.

A further SENS announcement will be released to advise shareholders as more details become available.

11 February 2013

Sponsor to ArcelorMittal South Africa Limited
Deutsche Securities (SA) (Proprietary) Limited